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November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	1st stREIT Office Inc. Offering Statement on Form 1-A Filed on September 26, 2023 File No. 024-12334

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 23, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on September 26, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with the responses immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Form 1-A filed September 26, 2023

Questions and Answers About This Offering

Q: What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?, page 6

1.	We note your disclosure that you have honored redemption requests in full as of July 31, 2023. Please clarify, if applicable, that due to the redemption limitation set as of December 31, 2023, stockholders have not been able to redeem their shares within the quarter in which they make their redemption requests.

Please note that the Q/A immediately prior to the one referenced in the Staff’s comment, includes the following disclosure regarding the effect of the redemption limit:

We limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year and we limit redemptions to 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. As a result of this limit, as of December 31, 2022, the Company is redeeming shares on a pro-rata basis. Therefore, it is taking several quarters to redeem shares in full. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, such pending requests will be honored on a pro rata basis.

In response to the Staff’s comment, the Amendment revises the Q/A to clarify that due to the redemption limitation, shares are currently being redeemed on a pro-rata basis, and not all stockholders have been able to redeem their shares in full within the quarter in which they made their redemption requests as follows (revised language underlined):

Q:	What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?

A:	As of July 31, 2023, approximately 345,534 shares of common stock, which represents 16.5% of total shares issued to date, have been submitted for redemption and 178,722 shares of such redemption requests have been honored, which represents 8.5% of total shares issued. We are honoring all of such redemption requests but, as noted above, as a result of the limitation on the amount of shares that may be redeemed under the redemption plan, the Company is redeeming shares on a pro-rata basis and, therefore, it is taking several quarters to redeem shares in full.

Midtown III Acquisition, page 12

2.	We note that it appears that you have closed on the Midtown III property for ~$17.8 million. Please tell us how you considered the need to file pro forma and stand alone financial statements for the Midtown III property. Reference is made to Rule 8-05 and 8-06 of Regulation S-X pursuant to the guidance outlined for Tier 2 offerings within Part F/S of the Form 1-A.

The acquisition of the Midtown III property (“Midtown”) represented 32.8% of our total assets as of December 31, 2022 ($17,850,000 purchase price divided by $54,356,679 our total assets as of December 31, 2022 (the date of our last audited balance sheet)). Given that the significance of the acquisition did not exceed 50%, we believe that pro forma and standalone financial statements for Midtown would not be required in the Form 1-A before qualification. Instead, we will file a Form 1-U and a Form 253(g)(2) with the required audited financial statements and pro-forma for Midtown within 74 days of the closing of that acquisition.

Rule 8-06 of Regulation S-X, which governs the financial statements required for a significant acquisition by a Regulation A issuer, cites to the requirements of Rule 3-14 of Regulation S-X (“Rule 3-14”), substituting Rule 8-02 of Regulation S-X and Rule 8-03 of Regulation S-X, as applicable. Rule 3-14(b)(3) states that financial statements of an acquired real estate operation do not need to be included in a registration statement if the acquisition is less than or equal to 50% significant, and the date of the final prospectus or prospectus supplement relating to an offering as filed with the SEC is no more than 74 days after consummation of the acquisition of the real estate operation. Rule 3-14 was amended in January 2021 to add this accommodation and to align Rule 3-14 with Rule 3-05 of Regulation S-X. After the January 2021 amendments, the following guidance in Section 2050.4 of the Division of Corporation Finance Financial Reporting Manual should also now equally apply to acquisitions under Rule 3-14:

If significance does not exceed 50% and the financial statements of the acquired business have not been filed, then S-X 3-05(b)(4)(i) permits registration statements and post-effective amendments to registration statements, which do not relate to offerings by blank check companies pursuant to Regulation C, Rule 419, to become effective without financial statements of the acquired business.

Although Rule 3-14(b)(3) only mentions registration statement and does not specifically mention Form 1-A offering statements or post-qualification amendments, it appears that the accommodation in Rule 3-14(b)(3) should apply equally to Form 1-A offering statements and post-qualification amendments. Given that Regulation A was adopted to facilitate capital raising by smaller companies, the rules governing reporting for acquisitions should not be more burdensome for Regulation A issuers.

Offering Summary

Our Structure, page 16

3.	Please revise your structure chart to make the chart legible.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include a legible structure chart.

Risk Factors

We may change our targeted investments and investment guidelines without stockholder consent., page 27

4.	Please disclose how you will notify stockholders of a change in your investment guidelines.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include in this Risk Factor disclosure as to how the Company will notify stockholders of any changes to its targeted investments or investment guidelines as follows (revised language underlined):

We may change our targeted investments and investment guidelines without stockholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of shares of our common stock and our ability to pay dividends to you. In the event that we change our targeted investments or investment guidelines, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such event.

Business and Properties, page 60

5.

It appears that the Midtown III acquisition closed on September 28, 2023. Please update your disclosure to provide the material terms of the acquisition agreement and file the executed acquisition agreement.

In response to the Staff’s comment, the Amendment includes as an exhibit the acquisition agreement and first amendment of the acquisition agreement for Midtown III. In addition, the Amendment revises the Overview section (and other sections of the offering circular)to reflect the actual acquisition of Midtown III as follows (which was previously disclosed in the Company’s Form 1-U and offering circular supplement filed on September 29, 2023:

Midtown III Overview

Midtown III is a 77,248 square foot office building that includes an obligation to fund 60% of expenses of an adjacent garage located in Carmel, IN, which is available for use by the tenants of Midtown III as well as a multifamily complex nearby. Midtown III is located near our Allied Property. We acquired Midtown III on September 28, 2023, for a purchase price of approximately $17.8 million, excluding closing costs, which the Company funded using $17,754,444 of capital contributed to the Operating Partnership by our CEO, Jeffrey Karsh, in exchange for 2,532,731 OP Units at the then current offering price of $7.01 per Unit. The Company is currently exploring financing up to 50% of the purchase price with third party lenders. Any proceeds received from such financing will be first used by the Operating Partnership to redeem OP Units issued to Jeffrey Karsh based on the same $7.01 price at which the Units were issued.

Management, page 77

6.	Please disclose Justin Fromm’s past five years of business experience. Refer to Item 10(c) of Form 1-A for guidance.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include Justin Fromm’s past five years of business experience as follows:

Mr. Fromm is the President and Chief Executive Officer of CapStack Consulting, a full service private equity consulting firm which he founded in 2021. Prior to forming CapStack Consulting, Mr. Fromm spent nearly 3 years at Realty Mogul, where he served as Vice President and was responsible for underwriting, structuring and executing value-add and opportunistic transactions. Prior to Realty Mogul, Mr. Fromm was an Associate at Bellwether Asset Management, Inc. (exclusive consultant to Oaktree Capital) where he was active in the asset management of a $3.0bn portfolio. He holds a Bachelor of Arts degree from Duke University and a Master of Business Administration degree from the University of Southern California.

Exhibits

7.

You state on page 43 of the offering circular that the mandatory arbitration provision in your subscription agreement does not waive the company's compliance with the federal securities laws. We are unable to find this clarification in the subscription agreement filed as Exhibit 4.1. Please file a revised subscription agreement containing this clarification.

We respectfully submit that Sections 12 and 13 of the Subscription Agreement included as Appendix B to the Company’s offering circular (and also included as an Exhibit to the Offering Statement) already contain the non-waiver disclosure with respect to both the arbitration and jury waiver provisions, as follows:

12.           Arbitration.

********

(j)            BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION CONTAINED IN THIS AGREEMENT, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

13.           Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE COMMON STOCK OR ANY OTHER AGREEMENTS RELATED THERETO.

BY AGREEING TO BE SUBJECT TO THE JURY WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

We did notice that Exhibit 4.1, as listed in the Exhibit table incorrectly refers to Appendix A (rather than Appendix B), but the live link brings the reader to the correct pages of the offering circular where the subscription agreement may be found. The Amendment corrects the error and updates the incorporation information as follows:

4.1*	Form of Subscription Agreement (included as Appendix B to the offering circular included as part of this Offering Statement)

General

8.

We note that your website contains the offering circular filed October 19, 2022. Please update your website to link to the most recent offering circular and continue to update the link as you amend your filing. Refer to Rule 255(b)(4) and (d)(2) of Regulation S-K for guidance.

In response to the Staff’s comment, the website has been updated to link to the most recent offering circular and the Company has advised that it will continue to update the link each time the Offering Statement is further amended.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Jeffrey Karsh at (310) 421-1033.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Jeffrey Karsh, Chief Executive Officer
1st stREIT Office Inc.

David Roberts, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP